NORSAT INTERNATIONAL INC. ANNOUNCES 2010 THIRD QUARTER FINANCIAL RESULTS

- Management to Host Conference Call at 9 a.m. Pacific Time -

Vancouver, British Columbia – October 28, 2010 -- Norsat International Inc. (“Norsat") (TSX: NII and OTC BB: NSATF), a leading provider of broadband communications solutions, announced today its financial results for the three- and nine-month periods ended September 30, 2010. All financial results are in U.S. dollars unless otherwise stated.

Q3 2010 Summary

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Total revenues were $4.5 million compared to $5.1 million in Q3 2009. Revenues were relatively flat for Microwave products of $2.2 million in the quarter ended September 30, 2010 compared to $2.3 million for the same period in 2009. Satellite systems sales were $2.2 million as compared to $2.7 million for the same period last year, due to the timing of the receipt of government orders at the end of the quarter.

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The overall gross margin of 47.6% is consistent with the 47.8% gross margin experienced in the same period in 2009. The Company continues to maintain management expectations of overall margin levels on an annual basis of approximately 50%.

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Net earnings for the three months ended September 30, 2010 were $0.6 million, in-line with $0.6 million for the same period last year.

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The Company's cash and cash equivalent balance as at September 30, 2010 was $5.6 million, an increase of $0.9 million from $4.7 million as at December 31, 2010.

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During the quarter ended September 30, 2010, the Company announced a Normal Course Issuer Bid to acquire up to 5.2 million common shares through the facilities of the Toronto Stock Exchange.

Dr. Amiee Chan, President and CEO, Norsat International Inc. stated, “Top line third quarter results were lower than one year ago but were due to the timing in receiving new orders, which were received very late in the third quarter. As a result, we do expect a strong fourth quarter, when majority of that backlog is anticipated to be delivered. We still managed to produce a highly profitable quarter despite the lower revenue level that was reported, which is a true testament to our disciplined cost structure and the fact that our margins remained relatively stable. Our capital structure remains strong and we intend to utilize these resources to grow the Company through inorganic means.

Financial Review

Overall sales in the third quarter of 2010 were 12.6% lower from the same period last year. The consistency in the microwave products helped offset a decrease in satellite systems sales in the third quarter. Overall sales for the quarter were $4.5 million down $0.6 million from the $5.1 million reported for the same period last year.

Sales of microwave products for the quarter were $2.2 million compared to $2.3 million in the same period in 2009. The sales activity during the current quarter is a sign that the microwave sector is stabilizing, despite the lack of activity from the broadcasting industry.

Sales of satellite systems for the second quarter were $2.2 million, down from the $2.7 million in sales for the same period in 2009. Satellite revenues were lower in the third quarter of 2010 due to the timing of US Department of Defense orders, which were received comparatively late in the quarter versus the prior year. The majority of the revenue from those contracts signed at the end of Q3 will be recognized in the fourth quarter of 2010.

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The overall gross margin for the quarter ended September 30, 2010 was 47.6% compared to 47.8% for the same period in 2009. Margins realized from microwave products during the quarter were at 45.4%, compared to the 42.0% in the same period in 2009. Margin improvement resulted from the product sales mix, which consisted of higher end products and new product introductions, which command healthier margins. Margins from satellite systems were slightly lower during the quarter at 50.7%, as compared to 54.0% experienced during the same period in 2009.

Selling, general and administrative expenses for the three months ended September 30, 2010, decreased by $0.1 million to $1.3 million, as compared to $1.4 million for the same period in 2009. These decreases were part of ongoing cost containment measure implemented by management.

Total operating expenses for Q3 2010 were $1.5 million down from $1.8 million in Q3 2009. This decline in expenses is attributable to lower SG&A, product development and amortization costs.

For Q3 2010, net earnings were $0.6 million, or $0.01 per share, consistent with $0.6 million or $0.01 per share during Q3 2009.

Cash used in operating activities was $0.1 million in Q3 2010. At September 30, 2010, Norsat had cash and cash equivalents of $5.6 million, compared to $5.6 million as of June 30, 2010 and $2.8 million as of March 31, 2010. As of September 30, 2010, working capital improved to $13.5 million as compared to $11.0 million one year ago.

As at September 30, 2010, weighted average common shares outstanding diluted were 53,551,178.

A full set of financial statements and MD&A for Norsat are available at www.norsat.com or www.sedar.com.

Notice of Conference Call and Webcast

Norsat will host a conference call on October 28, 2010 at 9:00 a.m. Pacific Time. To access the conference call by telephone, dial (888) 947-3988 and use the conference call reference number: 032010. Please connect approximately ten minutes prior to the beginning of the call to ensure participation. A replay of the conference call will be available at http://norsat.com/investor-info/conference-call-recordings.

About Norsat International Inc.

Norsat International Inc., founded in 1977, is a leading provider of broadband communication solutions that enable the transmission of data, audio and video in remote and austere environments. Norsat's products and services include microwave components, portable satellite systems, maritime solutions, wireless network solutions, and equipment financing. Norsat also provides engineering consulting to meet customers’ specific needs.  Additional information is available at  www.norsat.com, via email at investor@norsat.com or by phone at 1-604-821-2808.

For further information, contact:

Dr. Amiee Chan

            Trevor Greene

President & CEO

            Chief Financial Officer

Tel: 604 821-2808

Tel: 604 821-2845

Email: achan@norsat.com

            Email: tgreene@norsat.com

In the U.S.:

Adam P. Lowensteiner

Wolfe Axelrod Weinberger Assoc. LLC

Tel: (212) 370 4500

adam@wolfeaxelrod.com

Forward Looking Statements

Statements in this news release relating to matters that are not historical fact are forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. Factors that could cause or contribute to such differences include, but are not limited to, general economic conditions, changes in technology, reliance on third party manufacturing, managing rapid growth, global sales risks, limited intellectual property protection and other risks and uncertainties described in Norsat’s public filings with securities regulatory authorities.

This information should be read in conjunction with Norsat’s unaudited consolidated interim financial statements and related notes included therein for the quarter ended September 30, 2010, and the Management Discussion and Analysis for the quarter ended September 30, 2010. All of the company’s financial statements are prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). Additional information may be found at www.norsat.com.